August 17, 2018

Jerry Jones
General Counsel
Acxiom Corporation
301 E. Dave Ward Drive
Conway, AR 72032

       Re: Acxiom Corporation
           Preliminary Proxy Statement of Schedule 14A
           Filed August 3, 2018
           File No. 000-13163

Dear Mr. Jones:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

PREM14A

General

1. We note that you provided the summary selected financial data for the AMS Business.
      Please also provide audited or unaudited financial statements of the AMS Business for the same periods. For guidance, please refer to Section H.6. of our July 2001 Interim
      Supplement to Publicly Available Telephone Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake
Ayoola, Special Counsel, at (202) 551-3673 with any other questions.
 Jerry Jones
Acxiom Corporation
August 17, 2018
Page 2



                                  Sincerely,
FirstName LastNameJerry Jones
                                  Division of Corporation Finance
Comapany NameAcxiom Corporation
                                  Office of Information Technologies
August 17, 2018 Page 2            and Services
FirstName LastName